Boulo

Regulation Crowdfunding

We are Boulo



Goal: $25,000 - $250,000
SAFE (Agreement for Future Equity)
Value Cap: $5M / Discount: 20%
Min. Investment: $100
Suggested Investment: $500



0%

Funded

Invest

(https://marketplace.vicinitycapital.com/trade/estimatecalculation/Mjg0MDE=)

Start date: December 10, 2020

End date: January 31, 2021

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The Deal   Shop Talk   Local Buzz   Q & A

Why fund our local story

The Opportunity

Our economy is sitting on a gold-mine of exceptional, motivated talent. Women regularly leave the workforce to have and care for their children.



"Getting more women into the workforce can increase the US economy by $842B"

– S&P Global

People are waking up to this massive opportunity.

The Problem

The hiring system for working moms is broken.

Professional roles have historically required a steady work history to be considered for employment. This creates an inequitable and uncertain career path for women who chose to start a family.



This talent pool is further locked out by today's archaic hiring platforms due to:

👎 **One-dimensional onboarding**
👎 **No accounting for soft-skills**
👎 **Simple matching algorithms**

The result is that Moms are often forced to choose between focusing on their families and furthering their careers.



This either/or setup is robbing our workplaces of female voices that bring diversity and productivity.

Why aren't more businesses leveraging this hidden workforce?

Hiring is expensive and risky. With no streamlined way to access this talent pool, companies are forced to stay in the box of what they know. Simply put, **the right tool hasn't existed.** Until now.

The Solution




Use AI to match
women with flexible
job opportunities at scale
Boulo Talent Interest Form
Personal Information
Software Expertise
Microsoft Word
Areas of Expertise
Administrative Tasks
Education/Teaching
Healthcare
Quality Assurance



Tapping into overlooked talent

Unlocking full potential





Creating new direction

Introducing...







We're bringing an enormous pool of overlooked talent back into the workforce. Boulo connects smart, driven women to companies offering jobs with flexible schedules; helping both reach their highest potential. Boulo makes it easy for employers to fill open roles with highly qualified, diverse candidates.



Talent
Businesses
boulo
Matching Algorithm
THERAPYBRANDS
Immediate
wyndy
O'NEAL STEEL
Funnelfly
DEEP SOUTH FREIGHT
YWCA
First Avenue Ventures
Protective
Senior Accountant
Full-time, Remote
Concepts & Associates, Inc.
Marketing Assistant
15 hrs/week

Boulo removes the risk of a poor hire through Quality, Speed, and Flexibility.







  

QUALITY

Our in-depth onboarding process and live video chat screening vets every talent for acumen, behavior, and professional history

SPEED

Businesses save $14K per role by cutting sourcing from 23 days to 5

Flexibility

Multiple commitment options de-risk the hiring process for companies

The Product



A tech-powered job-matching platform built for women by women

How Does It Work?



Job seekers sign up through the member portal

**Member Portal guides
Talent through a series
of questions**





**The platform builds a aTalent
Profile based on the
member's skills, experience,
interests, and availability**

**Boulo matches members with
flexible options based on their
profile**



Boulo creates matches based on each member's unique skills and stage
in their career.




Representative
Research Assistant
Data Analyst
Boulo Member

Traction

Current Customers

"Working with Boulo was just as I had hoped. High caliber talent and without the overhead cost. I plan to use Boulo again in the future."
- MIKE GOODRICH, FIRST AVENUE VENTURES

"As a startup looking for top-notch talent, you have more options than you think. I have personally used Boulo, and it's a great solution for upping your execution quickly."
-DEREK PEDERSEN, THERAPY BRANDS


Immediate
wyndy
O'NEAL STEEL
THE METALS COMPANY
AN ONI COMPANY
Funnelfly
DEEP SOUTH FREIGHT
YWCA
First Avenue
Over
160
Roles
Filled



Member Success

- 950 Qualified Women (remember that massive talent pool?)
- Almost 90% Hire rate after an interview

Revenue Growth



Business Model

1. Placement fee for Businesses
2. Free matching for Members

Current Revenue Model



Current Services Breakdown

👉 Commitment Options (% of Revenue)



Why Boulo & Why Now?

Complete Solution + A Global Shift to Flexibility

Boulo's solution and team executes with a heart for women but pragmatic focus on a business's needs.

So how do we stack up?

Price to business	Vetted pool	Speed to placement	Matching accuracy	Talent & Customer support

Boulo	✓	✓	✓	✓	✓
The Mom Project	✓	✓	✓	—	—
UpWork	—	—	—	—	—
LinkedIn	—	—	—	—	—
Recruiting Firm	—	✓	—	✓	—

Since March, companies across the country have reinvented how they do work and interact with their employees. Our companies are FAR more prepared for and open to a mobile, flexible workforce than ever before.

Boulo is leveraging technology to seamlessly deploy a massive pool of workers against these newly accessible jobs.

Investment Summary

- **This offering is for SAFE Shares**

- (Simple Agreement for Future Equity)

- Valuation cap: **$5,000,000**

- Discount: **20%**

- Minimum investment: **$100**

- Goal: **$25,000 - $250,000**

- Campaign **Deadline: January 31st, 2021**

SAFE	A SAFE stands for Simple Agreement for Future Equity. It allows investors to invest in early-stage companies and receive stock down the road when certain events happen such as a series A round, an acquisition, or an IPO.
Valuation	The maximum valuation at which your investment will convert. This means

Cap	you'll receive shares at this price, regardless of how high the company is valued in the future. ie: higher valuations mean more shares for the same amount of money. **For example:** if Boulo raises a later round at a $10M valuation, you would get shares at a $5M price.
Discount	This is the discount on the share price that SAFE investors receive upon conversion. **For example:** With a 20% discount, if the share price in a trigger event is $1.00, SAFE investors would receive shares at $.80 each.
Example Scenarios	**Investment:** $1000 **Scenario A:** Boulo raises capital in the future at a $6.5M valuation (currently estimating 2.5M) **Result:** Your investment would be worth $1,625 with the new valuation **Scenario B:** Boulo gets acquired in the future for $10M **Result:** Your investment would be worth $2000 (either as stock in the new company or cash out) **Scenario C:** Boulo doesn't make any money and shuts down **Result:** Your investment would be valued at $0
Notes	**1. The SAFE converts by either the Valuation Cap or the Discount depending on which one yields the best return for the investors.** **2. An easy way to think about a SAFE investment is that you're buying $X worth of future stock. In the discount example above, a $1000 investment would get you 1250 shares ($1000 / $.80 per share)** **3. At a trigger/conversion event, the issuer may continue the terms of the SAFE, issue "shadow shares" of preferred stock or allow you to cash out at the applicable conversion stock price.** **4. For more details please read the subscription agreement in the docs below or post your questions in the Q&A section above. It is important to refer to the subscription agreement and SAFE shares agreement to understand the conversion and termination terms, as well as potential rights of the securities into which the SAFE may convert.**

Use of funds

- **If we raise under $100K, we'll use the funds to further develop our AI matching product.**

- **If we raise over $100K, we'll allocate around 40% of the funds to developing the product with going towards hiring sales personnel.**

Common Questions

WHAT DOES BOULO MEAN?

Boulo (Bu.lo) is a riff on the French word 'Boulot', which is slang for 'work'. Example: Je viens d'obtenir un boulot avec Boulo! (I just found work with Boulo!)

HOW IS TALENT PAID?

WHAT IF A COMPANY WANTS TO HIRE THE BOULO MEMBER AFTER THE SHORT-TERM PROJECT IS OVER?

DO COMPANIES HAVE TO HIRE SOMEONE WHO WAS A MATCH?

WHAT KIND OF PROFESSIONAL ACUMEN DO THE MEMBERS HAVE?

Financial Highlights

This projection information is provided by DCG Group LLC. Vicinity never predicts or projects performance, and has not reviewed or audited this financial forecast.



Revenue Forecast

■Revenue Forecast ■Net Operating Income (EBITDA) ━EBITDA Margin (%)

2020 Financial Summary



Total Revenue
$709K



Total Liabilities
$162K



Net Income
($58K)



Cash On Hand
$59K
(as of Oct 20)

Docs

Boulo Risk Factors　　　　　　　　　　　　Download

(https://api.norcapsecurities.com/tapiv3/index.php/Stamp/PDF/Qm91bG8=/kxtl071220075332.docx)

Risks

1. We are subject to all of the risks inherent in the establishment of a new business enterprise.

2. We may not be able to achieve our business plan due to unforeseen, random, or adverse circumstances.

3. We are attempting to expand into new markets and we may fail due to the highly competitive market we operate in.

4. We're using the capital we raise at our own discretion and there are no investor voting rights.

5. General economic conditions could have an adverse effect on our business and results of operations.

This is a summary of some of the risks associated with this investment. A more comprehensive list of potential risk factors can be downloaded in the Docs section above.

Disclosures

- DCG Group LLC has filed a Form C which can be found here.

- Vicinity will be compensated upon a successful raise at 4% of the total amount raised and 4% of the SAFE shares awarded in the offering.

- There is no cost for investors to invest, though Vicinity will receive a 1% transaction fee on all payments from DCG Group LLC to investors that will be withheld from the payment to investors.

Resources

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This website, VicinityCapital.com ("site"), is managed by Vicinity, LLC ("Vicinity") and Vicinity Holdings, LLC ("Vicinity Holdings"). Vicinity is a Funding Portal (CRD# 307772) offering investments through this site under Regulation Crowdfunding ("Reg CF"). Securities offered on our site are not recommended or approved by any federal or state securities commission or regulatory authority. Vicinity does not provide any investment advice or recommendation, and does not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by the applicable issuer. Each issuer is fully responsible for its offering and all information contained therein. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Securities sold under Reg CF are speculative, illiquid, and investors can lose all of their money. By using our site, you are subject to the Terms and Conditions of Service and Privacy Policy. Thank you for using our site. If you have any questions, please contact us at help@vicinitycapital.com.